UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ACRE Realty Investors Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00489F 106

(CUSIP Number)

Andrew L. Farkas

c/o Island Capital Group LLC

717 Fifth Avenue, 18th Floor

New York, New York 10022

(212) 705-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 00489F 106	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) A-III Investment Partners LLC (47-2206504)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

SCHEDULE 13D

CUSIP No. 00489F 106	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C-III REIT Manager LLC (32-0452118)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

SCHEDULE 13D

CUSIP No. 00489F 106	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C-III Capital Partners LLC (27-1892368)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

SCHEDULE 13D

CUSIP No. 00489F 106	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Island C-III Manager LLC (27-1895025)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

CUSIP No. 00489F 106	Page 6

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anubis Advisors LLC (27-2019792)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

CUSIP No. 00489F 106	Page 7

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Island Capital Group LLC (36-4525612)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON OO

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

CUSIP No. 00489F 106	Page 8

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Farkas
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Shares
	(8)	SHARED VOTING POWER 35,211,267 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 0 Shares
	(10)	SHARED DISPOSITIVE POWER 35,211,267 Shares(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,211,267 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.99%(1)
(14)	TYPE OF REPORTING PERSON IN

(1) Does not include additional shares of common stock that may be issuable pursuant to a post-closing adjustment provision.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of ACRE Realty Investors Inc. (fka Roberts Realty Investors, Inc.) (the “Issuer”). In this Schedule 13D, the shares of the Issuer’s common stock are referred to as “Common Shares.” The address of the principal executive office of the Issuer is 399 Park Avenue, New York, New York, 10022.

Item 2.	Identity and Background.

A-III Investment Partners LLC (“A-III”) is a Delaware limited liability company. As described elsewhere in this Schedule 13D, A-III owns 8,450,704 Common Shares and warrants that entitle it to acquire an additional 26,760,563 Common Shares. These numbers do not include additional Common Shares that may be issuable pursuant to a post-closing adjustment provision. A-III is the sole member of A-III Manager LLC, which is the external manager of the Issuer. The principal business of A-III is to own and manage its investments in the Issuer’s Common Shares and Warrants and to own and manage the Manager. The address of A-III’s principal office is 399 Park Avenue, New York, New York 10022.

C-III REIT Manager LLC (“C3RM”) is a Delaware limited liability company. The principal business of C-III is to make real estate related investments.

C-III Capital Partners LLC (“C3CP”) is a Delaware limited liability company. Capital Partners is the sole member of C3RM. The principal business of C3CP is to own and operate commercial real estate services businesses and make and manage commercial real estate related investments.

Island C-III Manager LLC (“IC3M”) is a Delaware limited liability company. IC3M is the external manager of C3RM. The principal business of IC3M is to manage the business and affairs of C3CP.

Anubis Advisors LLC (“Anubis”) is a Delaware limited liability company. Anubis is the sole member of IC3M. The principal business of Anubis is real estate related advisory and management activities.

Island Capital Group LLC (“Island Capital”) is a Delaware limited liability company. Island Capital is the sole member of Anubis. The principal business of Island Capital is to engage in a broad range of real estate related activities.

Andrew L. Farkas (“Mr. Farkas”) is a United States citizen. Mr. Farkas is the Managing Member, Chairman and Chief Executive Officer of Island Capital and the Chief Executive Officer of C3CP.

Each of C3RM, C3CP, IC3M, Anubis, Island Capital and Mr. Farkas (the “C-III Reporting Persons”) has a business address at c/o Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022. A-III and the C-III Reporting Persons are sometimes collectively referred to in this Schedule 13D as the “Reporting Persons.”

The name, citizenship, present principal occupation or employment and business address of each director and executive officer (or other natural person holding a similar position) of each of the Reporting Persons are set forth on Schedule A attached hereto.

No Reporting Person nor, to the knowledge of the Reporting Persons, any person named on Schedule A has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

C3RM owns a 50% membership interest in A-III. The remaining 50% interest in A-III is owned by Infinity REIT Partners LLC (“Infinity”). The Reporting Persons have been advised that Infinity and its controlling persons (collectively, the “Avenue Parties”) have filed or will file a statement on Schedule 13D in respect of their beneficial ownership of Common Shares. Because C3RM and Infinity share the ownership and control of A-III, the C-III Reporting Persons and the Avenue Parties share beneficial ownership of the Common Shares and Warrants owned by A-III. The Reporting Persons and the Avenue Parties may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Shares they beneficially own. The Reporting Persons and the Avenue Parties may also be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with Charles S. Roberts due to the Governance and Voting Agreement (as defined below) that A-III, the Issuer and Charles S. Roberts are parties to.

Item 3.	Source and Amount of Funds or Other Consideration.

A-III paid an aggregate of $12 million in cash to the Issuer at the closing of the transaction in which A-III acquired the ownership of Common Shares and warrants that is the subject of this Schedule 13D. The funds used to make the payment were contributed to A-III by Infinity and C3RM.

Item 4.	Purpose of Transaction.

The purpose of the transaction described in this Schedule 13D was to obtain a substantial equity interest in, and substantial influence over the future business activities of, the Issuer. Consistent with this purpose, A-III made its investment in the Issuer as part of a transaction in which its wholly-owned subsidiary, the Manager, became the Issuer's external manager, persons nominated by A-III and its affiliates became members of the Issuer's Board of Directors and employees of the Manager or its affiliates were appointed as officers of the Issuer. The Reporting Persons expect that through A-III and in coordination with the Avenue Parties, they will seek to implement a series of changes in the Issuer's business focus and strategy, with a view to enhancing the Issuer's value. Specifically, the Reporting Persons intend that the Issuer will discontinue its prior strategy of focusing on developing and constructing multifamily apartment communities in the Atlanta, Georgia area and instead will pursue a flexible real estate investment strategy in which it will opportunistically take advantage of situations identified by the Reporting Persons and the Avenue Parties. The Reporting Persons expect they will continuously monitor their collective investment in the Issuer. The Reporting Persons reserves the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, conditions in the markets in which the Issuer operates, general economic and industry conditions, their business objectives and other relevant factors, to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons and their affiliates reserve the right to (i) purchase additional Common Shares or other securities of the Issuer (subject to ownership limitations that may be imposed under the Issuer's charter documents when the Issuer elects to be taxed as a real estate investment trust under the Internal Revenue Code) , (ii) sell or transfer Common Shares or other securities beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in Common Shares or other securities, (iv) propose or consider participating in a business combination transaction, including a transaction that would result in an acquisition of all of the outstanding Shares of the Issuer and (v) seek to cause the issuer to pursue additional or different strategies.

Except as set forth in this Item 4, the Reporting Person(s) has no plans or proposals that relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
•	any material change in the present capitalization or dividend policy of the Issuer;
•	any other material change in the Issuer’s business or corporate structure;
•	changes in the Issuer’s articles of incorporation or bylaws, except as contemplated in the Stock Purchase Agreement, or other actions which may impede the acquisition of control of the Issuer by any person;
•	causing a class of securities of the Issuer to be delisted from a national securities exchange;
•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
•	any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of Common Shares to which this Schedule 13D relates is 35,211,267 Common Shares, of which 8,450,704 are owned by A-III and 26,760,563 are issuable upon the exercise of warrants that have been issued to A-III by the Issuer. The Issuer has advised the Reporting Persons that, after giving effect to the issuance of the Common Shares purchased by A-III from the Issuer as described in Item 6, there were 17,815,335 issued and outstanding Common Shares. The number of Common Shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of Common Shares issuable upon the exercise of warrants held by A-III, as required by that Rule) is 44,575,898. On that basis, the 35,211,267 Common Shares that are beneficially owned by the Reporting Persons (including the Common Shares issuable upon the exercise of warrants) represent approximately 79% of the Common Shares outstanding. As described in Item 6, the Issuer may be required to issue additional Common Shares to A-III pursuant to a post-closing adjustment provision, and if that adjustment is triggered, the number of Common Shares issuable upon exercise of the warrants held by A-III also will be increased, thereby increasing the number of Common Shares beneficially owned by the Reporting Persons. The beneficial ownership percentage provided above does not give effect to any such possible future increase.

(b) All of the Common Shares beneficially owned by the Reporting Persons are held by or through A-III. Because A-III is 50% owned by C3RM and 50% by Infinity, the power to direct the voting or disposition of the beneficially owned Common Shares is shared by the Reporting Persons with the Avenue Parties.

(c) On January 30, 2015, pursuant to the Stock Purchase Agreement described in Item 6, A-III completed a transaction in which (i) the Issuer issued and sold 8,450,704 Common Shares to A-III and also issued to A-III warrants pursuant to which A-III has the right to purchase up to an additional 26,760,563 Common Shares, and (ii) A-III paid aggregate consideration of $12.0 million to the Issuer

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On November 19, 2014, A-III entered into a Stock Purchase Agreement with the Issuer and Roberts Properties Residential, L.P (the “Operating Partnership”). Under the Stock Purchase Agreement, the Issuer agreed to issue and sell, and A-III agreed to purchase, a number of Common Shares equal to $12.0 million divided by a purchase price per share to be determined pursuant to a formula specified in the Stock Purchase Agreement. The Stock Purchase Agreement also required the Issuer to issue to A-III, at the closing of the purchase and sale of the Common Shares, warrants (the “Warrants”) to purchase an additional number of Common Shares equal to $38.0 million divided by the same purchase price per share paid by A-III for the purchased Common Shares, for an aggregate purchase price of $38.0 million. Pursuant to these provisions, at a closing held on January 30, 2015, the Issuer issued (and A-III acquired) 8,450,704 Common Shares and warrants to purchase an additional 26,760,563 Common Shares. Pursuant to the Stock Purchase Agreement, the Issuer may be required to issue additional Common Shares to A-III pursuant to a post-closing adjustment mechanism. If that post-closing adjustment is triggered, the number of Common Shares issuable upon exercise of the Warrants also will be increased. The terms on which the Warrants may be exercised are set forth in a warrant agreement (the “Warrant Agreement”) entered into by A-III and the Issuer at the closing held on January 30, 2015.

At the closing of the purchase and sale transaction provided for in the Stock Purchase Agreement, A-III also entered into the following agreements:

Governance and Voting Agreement

The Issuer, A-III and Charles S. Roberts, who is an executive and shareholder of the Issuer, entered into a Governance and Voting Agreement (the “Governance and Voting Agreement”), that, among other things, provided for the re-constitution of the Issuer’s board of directors immediately following the closing, for Mr. Roberts to vote his shares in favor of certain proposals approved by the Issuer's board of directors, and certain other related matters. Under the terms of the Governance and Voting Agreement, the Issuer's board is composed of seven directors, including two persons affiliated with A-III, four new independent directors designated by A-III and Mr. Roberts. A-III will maintain its rights to designate two directors and to nominate four independent directors only if A-III and its members, and their respective affiliates, collectively maintain continuous beneficial ownership of an aggregate of at least 100% of the shares of Common Stock initially acquired by A-III at the closing under the Stock Purchase Agreement.

Under the terms of the Governance and Voting Agreement, the Issuer and A-III agreed to nominate Mr. Roberts for re-election to the board at any meeting of the shareholders of the Issuer held after the closing under the Stock Purchase Agreement and before the first anniversary of the closing under the Stock Purchase Agreement to consider a vote on the election of directors of the class in which Mr. Roberts serves, and not to take any action that is designed to interfere with his election or re-election to the board during such one-year period. Mr. Roberts agrees to resign from the board immediately upon the first to occur of the following two events: (a) if he fails to continuously maintain beneficial ownership of at least 1,100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock) and (b) the first anniversary of the closing date under the Stock Purchase Agreement.

From and after the closing under the Stock Purchase Agreement, A-III and Mr. Roberts agreed to vote in favor of the election or re-election, as the case may be, of the directors designated by the parties under the Governance and Voting Agreement. A-III’s voting obligations with respect to the election of Mr. Roberts as a director will only apply while Mr. Roberts has the right to be nominated for election as a director, and Mr. Roberts’ obligations with respect to the election of the two A-III designees and the four independent directors will terminate upon the first to occur of the termination of Mr. Roberts’ right to be nominated for election as a director and Mr. Roberts’ resignation from the board.

Mr. Roberts agreed to vote all shares of the Issuer’s capital stock beneficially owned by him and entitled to vote in favor of any resolution or proposal approved by a majority of the independent directors and recommended by the board for approval by shareholders of the Issuer, provided that his voting obligations will expire upon the first to occur of the termination of his right to be nominated for election as a director and his resignation from the board.

Management Agreement

The Issuer, the Issuer’s operating partnership, and the Manager, which is a wholly-owned subsidiary of A-III, entered into a Management Agreement (the “Management Agreement”) that provides, among other things, for the day-to-day management of the Issuer by the Manager, including the investment activities and operations of the Issuer and its properties. The Management Agreement requires the Manager to manage and administer the business activities and day-to-day operations of the Issuer and all of its subsidiaries in conformity with the Issuer’s investment guidelines and other policies that are approved and monitored by the Issuer’s board of directors.

The Manager is party to an Administration Agreement with A-III, Infinity and C3RM, pursuant to which A-III, Infinity and C3RM and their affiliates will provide a management team along with appropriate support personnel for the Manager to deliver the management services to the Issuer. The Management Agreement has an initial five-year term and will be automatically renewed for additional one-year terms thereafter unless terminated either by the Issuer or the Manager in accordance with its terms. The term of the Administration Agreement will match the term of the Management Agreement.

For the services to be provided by the Manager under the terms of the Management Agreement, the Issuer is required to pay the Manager certain fees for management, property management, acquisitions, dispositions (excluding four land parcels presently owned by the Issuer), as well as an incentive fee based on the Issuer’s adjusted net income for the trailing four quarter period that is in excess of an agreed hurdle amount. Additionally, the Manager is entitled to receive a termination fee from the Issuer under certain circumstances equal to four times the sum of (x) the average annual base management fee, (y) the average annual incentive fee, and (z) the average annual acquisition fees and disposition fees, in each case earned by the Manager in the most recently completed eight calendar quarters immediately preceding the termination.

Registration Rights Agreement

The Issuer and A-III entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed, among other things, to file on or before the date that is 180 days after the closing date of the Stock Purchase Agreement a shelf registration statement on Form S-11 or such other form then available to the Issuer. The registration statement will cover the resale from time to time of Common Shares issued or to be issued to A-III under the Stock Purchase Agreement and the Warrant Agreement.

Tax Protection Agreement

In July 2013, the Operating Partnership privately offered to investors who held both OP Units and shares of common stock the opportunity to contribute shares to the Operating Partnership in exchange for OP Units (provided that the investors were “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended). This offering remains open to such investors. The Issuer, the Operating Partnership, A-III and the Manager entered into a Tax Protection Agreement to provide that the parties to such agreement will take the actions necessary to cause the Operating Partnership to continue the offering to such investors and to retain the shares it has previously acquired in the offering and any shares it acquires in the future in the offering.

Warrant Agreement

The Issuer and A-III entered into the Warrant Agreement, which sets forth the terms of the Warrants. The Warrants may be exercised in whole or in part at any time until they expire on January 30, 2018.

The foregoing descriptions are qualified in their entirety by reference to the full texts of the referenced agreements, which are filed as exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1:	Stock Purchase Agreement, by and among A-III Investment Partners LLC, Roberts Realty Investors, Inc. and Roberts
Residential Properties, L.P., dated November 19, 2014

Exhibit 7.2:	Governance and Voting Agreement, by and among A-III Investment Partners LLC, Roberts Realty Investors, Inc. and
Charles S. Roberts, dated January 30, 2015

Exhibit 7.3:	Management Agreement, by and among A-III Manager LLC, Roberts Realty Investors, Inc. and Roberts Residential
Properties, L.P., dated January 30, 2015

Exhibit 7.4:	Registration Rights Agreement, by and between A-III Investment Partners LLC and Roberts Realty Investors, Inc., dated
January 30, 2015

Exhibit 7.5:	Tax Protection Agreement, by and among A-III Investment Partners LLC, A-III Manager LLC, Roberts Realty Investors,
Inc. and Roberts Residential Properties, L.P., dated January 30, 2015

Exhibit 7.6:	Warrant Agreement, by and between A-III Investment Partners LLC and Roberts Realty Investors, Inc., dated January 30,
2015

Exhibit 99.1:	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2015.

A-III INVESTMENT PARTNERS LLC

By:	/s/ Edward Gellert
Name: Edward Gellert
Title: President

C-III REIT MANAGER LLC

By:	/s/ Jeffrey P. Cohen
Name: Jeffrey P. Cohen
Title: Managing Director

C-III CAPITAL PARTNERS LLC

By:	Island C-III Manager LLC, its Manager

By:	/s/ Jeffrey P. Cohen
Name: Jeffrey P. Cohen
Title: President

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen
Name: Jeffrey P. Cohen
Title: President

ANUBIS ADVISORS LLC

By:	/s/ Jeffrey P. Cohen
Name: Jeffrey P. Cohen
Title: President

ISLAND CAPITAL GROUP LLC

By:	/s/ Jeffrey P. Cohen
Name: Jeffrey P. Cohen
Title: President

ANDREW L. FARKAS

/s/ Andrew L. Farkas
Signature